Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com
April 18, 2017
Via EDGAR
Ms. Katie Hinke
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Life Insurance Company Variable Life Separate Account
Executive Variable Universal Life II - File Numbers 333-149215, 811-05118 (“Registrant”)
Post-Effective Amendment No. 14 to the Registration Statement on Form N-6 (“Amendment”)
Dear Ms. Hinke,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to me by telephone on April 7, 2017. The Registrant filed the Amendment with the Commission on February 21, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

Comment 1. Should Footnote 7 apply to the Monthly Policy Issue Charge rows of the summary fee tables?

Response: Yes; the Registrant will make the requested revisions.

Comment 2. Please confirm that any material state variations are disclosed.

Response: Confirmed.

Comment 3. Please format the date in Footnote 2 so it is consistent with the other footnotes.

Response: The Registrant will make the requested revision.

Comment 4. Please confirm that the amounts listed under the monthly policy issue charge section are correct. Consider replacing the rounded amounts with the exact amounts.

Response: The Registrant will replace the rounded figures with exact amounts. The Registrant confirms such amounts are accurate.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/Britney Schnathorst
Britney Schnathorst
Counsel, Registrant